Exhibit 99.1

Regulated Information

Galapagos reports results with GLPG1205 in ulcerative colitis

  Phase 2a study confirms good pharmacokinetics, safety and tolerability
  In ulcerative colitis patients, primary endpoint for efficacy was not met

Mechelen, Belgium; 26 January 2016; 7.30 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announced today that the ORIGIN Phase 2a study with GLPG1205 confirmed good pharmacokinetics, safety and tolerability.  The endpoints for efficacy of GLPG1205 in patients with ulcerative colitis (UC), however, were not met.  Galapagos will discontinue clinical development in UC.

The ORIGIN study results showed that GLPG1205 did not statistically significantly differentiate from placebo on (partial) Mayo scores.  GLPG1205 was shown to be overall safe and well-tolerated by patients in the ORIGIN study; exposure data were in line with the healthy volunteer data from the previous Phase 1 clinical study.  Further details about the ORIGIN study will be published later during 2016.

Galapagos will evaluate whether GLPG1205 will be developed in alternative indications.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises two Phase 2, four Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

Galapagos Contacts
Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Forward-Looking Statements

This release may contain forward-looking statements, including statements regarding the potential future development of GLPG1205 in alternative indications, the activity of GLPG1205 in alternative indications. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' clinical research program with GLPG1205 may not support registration or further development of GLPG1205 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including the performance by Gilead under the global license and collaboration agreement on filgotinib), and estimating the commercial potential of our product candidates.  A further list and description of these risks, uncertainties and other risks can be found in the company's Securities and Exchange Commission filing and reports, including in the company's prospectus filed with the Securities and Exchange Commission on May 14, 2015 and subsequent filings and reports filed by the company with the Securities and Exchange Commission.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.